

Mail Stop 4561

December 22, 2015

Charles W. Allen
Chief Executive Officer
BTCS Inc.
1901 N Moore St, Suite 700
Arlington, VA 22209

> **Re:** **BTCS Inc. (f/k/a Bitcoin Shop, Inc.)**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 7, 2015**
> **File No. 333-205277**

Dear Mr. Allen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments relate to our letter dated December 3, 2015.

Government Oversight, page 55

1.   We note your response to prior comment 1 and your corresponding amendments in the filing. Please provide us with an analysis supporting your view that the findings in the CFTC Order are not applicable to your business.

Part II

Recent Sales of Unregistered Securities, page 81

2.   We note your response to prior comment 3. However, it appears from your recent developments discussion that you have not updated this section to include the issuance of 80,000 shares of your common stock to RK Equity Advisors LLC. Please revise

Charles W. Allen
BTCS Inc.
December 22, 2015
Page 2

accordingly and review your document to ensure that it is updated to reflect any other interim developments.

Signatures, page 90

3. It appears that the signature page does not conform to the requirements of Form S-1. In your next amendment, ensure that you provide the dates on which the registration statement was signed by the company and board members.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP